EXHIBIT 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Successor		Predecessor
(in millions)	Three months ended September 30, 2008	Period from September 25 through September 30, 2007	Period from July 1 through September 24, 2007
Earnings:
(Loss) income before income taxes (1)	$(309.9)	$(49.9)	$82.0
Interest expense	497.7	34.6	33.2
Other adjustments	6.8	3.6	7.3

Total earnings (a)	$194.6	$(11.7)	$122.5

Fixed charges:
Interest expense	$497.7	$34.6	$33.2
Other adjustments	6.8	3.6	7.3

Total fixed charges (b)	$504.5	$38.2	$40.5

Ratio of earnings to fixed charges (a/b)(2)	0.39		3.02

	Successor		Predecessor
(in millions)	Nine months ended September 30, 2008	Period from September 25 through September 30, 2007	Period from January 1 through September 24, 2007
Earnings:
(Loss) income before income taxes (1)	$(892.1)	$(49.9)	$590.2
Interest expense	1,466.5	34.6	103.6
Other adjustments	19.8	3.6	23.5

Total earnings (a)	$594.2	$(11.7)	$717.3

Fixed charges:
Interest expense	$1,466.5	$34.6	$103.6
Other adjustments	19.8	3.6	23.5

Total fixed charges (b)	$1,486.3	$38.2	$127.1

Ratio of earnings to fixed charges (a/b)(2)	0.40		5.64

(1)

(Loss) income before income taxes includes minority interest and equity earnings in affiliates, and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

(2)

The Company’s ratio of earnings to fixed charges is less than one-to-one for the successor three and nine-month periods in 2008 as well as the successor period from September 25, 2007 through September 30, 2007. The deficiencies in total earnings were $309.9 million and $892.1 million for the three and nine months ended September 30, 2008, respectively, and $49.9 million for the successor period from September 25, 2007 through September 30, 2007.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Fixed charges do not include interest on income tax liabilities. Earnings consist of income before income taxes plus fixed charges.